Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hannon Armstrong Sustainable Infrastructure Capital, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, and rights and to the incorporation by reference therein of our reports dated February 22, 2019, with respect to the consolidated financial statements for Hannon Armstrong Sustainable Infrastructure Capital, Inc., and the effectiveness of internal control over financial reporting of Hannon Armstrong Sustainable Infrastructure Capital, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

March 26, 2019

Exh. 23.3-1